Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-274949

Québec

US$3 bn 4.625% Global Notes Series RI due June 3, 2036

Final Pricing Term Sheet

May 27, 2026

Issuer:	Québec

Existing Long-Term Issuer Ratings*:	Aa2/A+/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$3,000,000,000

Trade Date:	May 27, 2026

Settlement Date**:	June 3, 2026 (T+5)

Maturity Date:	June 3, 2036

Interest Payment Dates:	June 3 and December 3 of each year, commencing on December 3, 2026

Benchmark Treasury:	UST 4.375% May 15, 2036

UST Spot (price, yield):	99-10+ / 4.459%

Spread to Benchmark Treasury:	+27.1 basis points

Spread to Mid Swaps:	+66 basis points

Re-Offer Yield:	4.730%

Coupon:	4.625% per annum; payable semi-annually

Re-Offer Price:	99.171%

Total Proceeds:	U.S.$2,975,130,000

Fees:	0.175%

All-In Price:	98.996%

All-In Yield:	4.752%

Net Proceeds:	U.S.$2,969,880,000

Day Count:	30/360

Business Days:	New York, Montréal and Toronto

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of February 12, 2024 and Preliminary Prospectus Supplement dated as of May 27, 2026 https://sec.gov/Archives/edgar/data/722803/00011931252 6240620/d106430d424b3.htm

Joint Lead Managers and Bookrunners:	BMO Capital Markets Corp. BofA Securities, Inc. CIBC World Markets Corp. J.P. Morgan Securities plc TD Securities (USA) LLC

Billing and Delivering:	CIBC World Markets Corp.

CUSIP / ISIN:	748148SJ3 / US748148SJ30

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment therefor on or about June 3, 2026, which is five trading days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in one trading day, unless the parties to that trade expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the notes prior to the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the notes in other countries who wish to trade the notes prior to one trading day before the date of delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, BofA Securities, Inc. toll-free at 1-800-294-1322, CIBC World Markets Corp. toll-free at 1-800-282-0822, J.P. Morgan Securities plc at +1 866 803 9204, or TD Securities (USA) LLC toll-free at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.